60 East 42nd Street Associates L.L.C.

c/o Wien & Malkin llc

60 East 42ND Street

New York, New York 10165

Telephone: (212) 687-8700

Telecopier: (212) 986-7679

March 1, 2007

To Participants in 60 East 42nd St. Associates L.LC. ("Associates"):

As you may be aware, a group of bidders not related to Associates or Wien & Malkin has commenced an unsolicited partial tender offer (the "Offer") to purchase up to 19.29% of the participations in Associates. Although the offering materials provide little information about the bidders, the materials say the bidders are generally affiliated with a company called MacKenzie Patterson Fuller, LP ("MPF").

The MPF tender is governed by the rules of the Securities and Exchange Commission ("SEC"). While the SEC has not opined in any way on the sufficiency of the MPF tender's disclosures, terms, or economics, SEC rules dictate that we mail MPF's Offer to you (which we have done by separate mailing today) and give you our reaction and recommendation with respect to the Offer.

For the reasons set forth herein and in the enclosed Schedule 14D-9, we recommend that you NOT accept MPF's Offer. In arriving at this position we have considered numerous factors including the following:

    In our capacity as Agents, supervisor, and co-Participants in Associates, it continues to be our recommendation to all Participants to retain their participations as long-term income producing investments, as originally intended when this investment was created in 1954. For each Unit ($10,000 original investment), Associates has to date distributed more than $214,000.

2. For a Participant holding a Unit ($10,000 original investment), distributions were $10,327 for 2004, $10,507 for 2005, and $13,192 for 2006. We believe MPF's $60,000 price per Unit is not adequate.

3. Based on our favorable view of Associates' future, we are not selling our Units. Over the past several years, Associates has with its lessee undertaken an $85 million building improvement program now near completion, has engaged a new leasing and marketing agent, and has joined the W&H Portfolio of office buildings where similar programs have significantly enhanced occupancy and rental rates.

4. MPF's Offer states that it estimates the liquidation value of each interest to be approximately 160% of its Offer price and that it has offered the lowest price which it believes might be acceptable to Unit holders with the intention of making this investment to make a profit for MPF and its investors.

5. MPF's Offer requires each selling Participant to submit to the personal jurisdiction of California, and any dispute by a Participant must be pursued only in a California court under California law. For virtually all Participants and their counsel, the use of California law and courts would impose unfamiliar law and an inconvenient forum. As an example of disputes which do arise, in a recent tender offer by a third party in Colorado for another investment supervised by Wien & Malkin, a responding Participant who sought to rescind a purportedly irrevocable acceptance of a tender offer is now in litigation in Colorado, although his residence is in another state.

6. A Unit holder seeking to exit this investment has alternatives noted herein other than selling to a third party who may thereby acquire certain veto rights. If Participants sold to MPF the full amount of its tender, MPF would likely have sufficient voting power to block major decisions by Associates, such as sale and refinancing, including refinancings to fund necessary projects and allow continuation of operating distributions to Participants. It is conceivable that acquiring such a veto right for the "nuisance value" it provides is an objective of MPF's Offer.

7. Although no formal market exists, the supervisor has in the past been able to arrange a purchase when contacted by a Participant who no longer desires long term ownership, thus avoiding the limited time window and restrictive and sometimes unclear terms for sale imposed by a tender offer. While we cannot assure future transactions, Wien & Malkin is confident it can secure a buyer when requested by a Participant. Please note that the small number of purchases arranged by Wien & Malkin during 2006 were at a higher price than MPF's Offer.

8. For interest holders who wish to proceed now at MPF's price, Associates has been advised that an affiliate of Peter L. Malkin and Anthony E. Malkin will very shortly be making its own tender offer, which you should receive soon, at the same price as the MPF Offer. Even though we strongly recommend against sale, the Malkins have stated their intention is to accommodate any Participant who does want to sell by providing a buyer whose principals are known to such Participant, have a long-standing and supportive relationship with Associates, and control Wien & Malkin.

We urge you to consult your personal financial and tax advisers before taking any action on this MPF Offer or any sale. Should you wish separately to speak with anyone at Wien & Malkin, please feel free to call Alvin Silverman or Ned Cohen at 212-687-8700.

Very truly yours,

60 EAST 42ND ST. ASSOCIATES L.L.C.

/s/ Peter L. Malkin	/s/ Anthony E. Malkin
Peter L. Malkin	Anthony E. Malkin
Chairman, Wien & Malkin LLC	President, Wien & Malkin LLC